[EXIDE LETTERHEAD]

September 12, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Tim Buchmiller

Re:	Exide Technologies
Registration Statement on Form S-3
File Number 333-126619

Ladies and Gentlemen:

We hereby request acceleration of the effective date of our Registration Statement on Form S-3, SEC File No. 333-126619, as amended, to 4:00 p.m., Eastern time, on Wednesday, September 14, 2005, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, our special counsel, at (312) 861-2163, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
EXIDE TECHNOLOGIES

By:	/S/ BRAD S. KALTER
Name:	Brad S. Kalter
Title:	Assistant General Counsel and Assistant Secretary

cc:	Carol Anne Huff

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